January 7, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John P. Lucas

Re:           Jintai Mining Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-168803
Filed November 30, 2010

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we  are responding as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated December 22, 2010, relating to the above-captioned registration statement.  We have amended the registration statement in response to the SEC's comments.  Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from our last filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

Comment:
1.            In prior comment 3, we asked whether you would be conducting the two offerings concurrently or sequentially. In your response, you indicate that you intend to use the two prospectuses "currently." We assume that you meant concurrently. Please advise.

Response:	The Company confirms that it intends to use the two prospectuses concurrently.

Summary Financial and Operating Data, page 6

Comment	2. Please revise your disclosure here and throughout the document to clarify the legal entity you have presented for each period and why such entity is presented for each respective period.

Response:
The Summary Financial and Operating Data section found on page 6 of the Registration Statement has been revised to clarify the legal entities presented for each period and the reasons for such presentations.

For the financial statements for fiscal years 2009 and 2010, the only existing legal entity presented is Huanjiang Jintai Mining Co. Ltd.

Jintai Mining Co., Limited (“Jintai HK”) was established in Hong Kong on April 28, 2010 and Jintai Mining Group, Inc. was incorporated in Delaware on June 14, 2010.  Jintai HK became the wholly-owned subsidiary of Jintai Mining Group, Inc. by entering into a share exchange agreement on August 3, 2010. The Company’s wholly-owned foreign enterprise, Guangzhou Xiangguang Corporate Management Limited was established in China on August 24, 2010. Therefore, there were four legal entities consolidated on the Company’s financial statements for the six months ended September 30, 2010.

Risk Factors, page 11

Mining Operations are Highly Susceptible to Hazardous Weather Conditions, page 11

Comment	3. We note your response number 15. Revise the heading to clarify that you are also impacted by seasonal weather conditions as well.

Response:	The Company has revised the Registration Statement to clarify that its mining operations are also impacted by seasonal weather conditions. Please see page 11 of the Registration Statement.

"The actual output at our Ore Mine exceeds the annual capacity allowed...," page 12

Comment
4.            We note your response to prior comment 16. Please quantify the amounts paid to the PRC authorities related to your proportionate resource fees and specify if you account for such amounts using the accrual or cash basis.

Response:
The Company has revised the Registration Statement to include the aggregate amounts paid to the PRC authorities for the fiscal years 2008, 2009 and 2010 relating to the Company’s proportionate resource fees. The Company accounts for such amounts on the accrual basis. Please see page 12 of the Registration Statement.

"All but one member of our current management team have no experience in managing and operating a public company...," page 15

Comment
5.            We note your disclosure that you are obligated to hire a qualified chief financial officer to enable you to meet your ongoing reporting obligations as a U.S. public company. In order to enhance our understanding of how you prepare your financial statements, please clarify for us the following:

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:
The Company maintains all of its books and records in accordance with U.S. GAAP. The Company has a professional team, consisting of accounting and finance experts that it believes are competent to control financial risks, conduct financial planning and ensure that its financial reporting and accounting operations comply with U.S. GAAP for a public company in the United States. The Company’s Chief Financial Officer (“CFO”) has extensive experience in managing financial risks for corporations in China, financial planning and record-keeping, as well as financial reporting to higher management, and possesses a strong mining industry background. The Company’s Financial Controller who also acts as the Company’s Vice CFO and is a key person in the preparation of the Company’s financial statements, is familiar with U.S. GAAP and the accounting and reporting requirements of a U.S. public company. Further, the Company’s audit committee oversees, supervises and reviews financial statements to ensure they are prepared in accordance with U.S. GAAP.

Comment
6.            We would like to understand more about the background of the people who are currently primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•           what role he or she takes in preparing your financial statements;

•           what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•           the nature of his or her contractual or other relationship to you;

•           whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•           about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•           the name and address of the accounting firm or organization;

•           the qualifications of their employees who perform the services for your company;

•           how and why they are qualified to prepare your financial statements;

•           how many hours they spent last year performing these services for you; and

•           the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•           why you believe they are qualified to prepare your financial statements;

•           how many hours they spent last year performing these services for you; and

•           the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response:
The Company did not hire any external accounting firms or outside individuals for the preparation of its financial statements. The Company’s Financial Controller, who reports to the CFO, is responsible for leading a team to prepare financial statements that are in compliance with U.S. GAAP and SEC rules and regulations.

A.
Financial Controller: This individual is the leader of the team and is in charge of overall organization and preparation for financial statements in accordance with U.S. GAAP. His responsibilities in the preparation of the financial statements include, but are not limited to, designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of financial statements, making accounting estimates that are reasonable in the circumstances, keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to ensure that the financial statements comply with the requirements of U.S. GAAP, and preparing the financial statements on a going concern basis and reporting to the CFO in a timely manner. The Financial Controller has obtained his bachelor’s degree with majors in accounting and finance in the United States and is familiar with U.S. GAAP. He worked as a Financial Controller in a U.S. company for seven years before he joined the Company. He is an employee of the Company.

B.
Accounting manager: This individual is a senior accountant with a China Certified Public Accountants certificate. His responsibilities in the preparation of the financial statements include, but are not limited to, keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to ensure that the financial statements comply with the requirements of U.S. GAAP, reviewing monthly and quarterly accounting statements and statistical reports and reporting to the Financial Controller in a timely manner. The accounting manager is familiar with both PRC and U.S. GAAP. He obtained his MBA degree from the University of Southern California and bachelor’s degree majoring in accounting from a top ten university in China and is a member of HKICPA (Hong Kong Institute of Certified Public Accountants). He is an employee of the Company.

C.
Deputy accounting manager: This individual is a senior accountant with a China Certified Public Accountants certificate. Her responsibilities in the preparation of the financial statements include, but are not limited to, supervising and managing daily accounting book recording; preparing monthly and quarterly accounting statements on a timely manner and submitting them for the accounting manager’s and Financial Controller’s review; examining and verifying income and expenditure accounts from all departments, and reporting to the accounting manager in a timely manner. The deputy accounting manager obtained her bachelor’s degree, majoring in accounting, from a top ten university in China. She has extensive experience in financial statement preparation from working over ten years as an accounting manager in the mining industry. She is an employee of the Company.

Comment
7.             We also note from your disclosure on page 91 that you maintain an audit committee; however, you do not appear to describe an audit committee financial expert. Please describe to us in detail the extent of the audit committee's U.S. GAAP knowledge.

Response:
The Company has revised the Registration Statement to indicate that Mr. Cha Hwa Chong was designated as the audit committee financial expert by the Board, and include a description of Mr. Chong’s experience and his duties as the chairman of the Company’s audit committee. Please see page 92 of the Registration Statement.

Risks Related to Our Corporate Structure, page 16

Huanjiang Jintai may terminate the Consulting Services Agreement . . ., page 18

Comment
8.            We note your new risk factor included in response to comment [17] from our letter dated September 10, 2010. Please explain to us, and disclose as applicable, on what grounds you would be entitled to auction HJM's interest in Huanjiang Jintai in the event that Huanjiang Jintai terminates the Consulting Services Agreement under Section 7.2, including Section 7.2.5. In this regard, we note that the pledge agreement will terminate pursuant to Section 3.1 when "Jintai Mining satisfies all its obligations under the Consulting Services Agreement." It appears that Jintai can satisfy such condition by terminating the Consulting Services Agreement in the event of a material adverse change or any of the other conditions included in Section 7.2 of the Consulting Services Agreement.

Response:
The Company has revised the Registration Statement to clarify the grounds on which the Company, as the owner of one hundred percent (100%) equity interest of Xiangguan, would be entitled to auction or sell Huanjiang Jinteng Mining Co., Ltd.’s interest in Huanjiang Jintai in the event that Huanjiang Jintai terminates the Consulting Services Agreement under Section 7.2 or when Huanjiang Jintai fails to perform its obligations under the Consulting Services Agreement.  Please see page 18 of the Registration Statement.

"Failure to abide by certain requirements with regard to transfer of certain state-owned assets...," page 22

Comment
9.            We note your response to prior comment 19, which indicates that Guangxi General Institutes transferred its equity interest in Huanjiang Jintai to Kuizhong Cai. As previously requested, please tell us and disclose which operating entities were owned by Shaoguan Jinteng and Guangxi General Bureau on November 27, 2003, and describe the nature and terms under which these entities were assigned ownership. In doing so, tell us if Shaoguan Jinteng continues to hold a 70% interest in Huanjiang Jintai and, if not, specify the terms of in which Shaoguan Jinteng disposed of its interest in Huanjiang Jintai.

Response:
Huanjiang Jintai was the only operating entity owned by Shaoguan Jinteng and the Guangxi General Institutes in 2003. By entering into share transfer agreements with Huanjiang Jinteng Mining Co., Ltd. (“HJM”) in March and July 2010, Shaoguan Jinteng transferred all its interests in Huanjiang Jintai to HJM and therefore, it did not continue to hold any interests in Huanjiang Jintai. The terms of the transfers were as follows: 1) HJM was obligated to pay Shaoguan Jinteng a total amount of RMB 1,400,000 for the 70% interest in Huanjiang Jintai; (2) Such amount was due on or after the date when the share transfer registration is completed in the local Administration of Industry and Commerce (“AIC”). All payments have been made and the registration in the local AIC has been completed, which means the share transfer between Shaoguan Jinteng and Huanjiang Jinteng has been completed.

Comment
10.          We note your response to prior comment 20, which specifies that Guangxi General Institutes transferred its equity interest in Huanjiang Jintai to Kuizhong Cai. As previously requested, please tell us the terms and conditions of the transfer. For example, specify the amounts of compensation that Kuizhong Cai paid to the state agency to acquire the shares or indicate the reasons why Guangxi General Bureau chose to transfer the shares to Kuizhong Cai. In doing so, specify the process in which the state sold its interest in Huanjiang Jintai and clarify if Kuizhong Cai was the highest bidder.

Response:
The material terms and conditions of the equity transfer agreement between the Guangxi General Institutes and Kuizhong Cai were as follows: i) the sale amount was RMB 4.2 million; ii) Guangxi General Institutes warrants that its interests in Huanjiang Jintai were validly held and fully transferable pursuant to the approval by Guangxi Bureau of Geology & Mineral Prospecting & Exploitation (“the Guangxi Bureau”); iii) shareholder title change registration in the local AIC needed to be made. With the completion of the registration, Kuizhong Cai became a shareholder of Huanjiang Jintai and is entitled to all shareholder obligations and rights. Currently, all terms and conditions have been fulfilled and the Guangxi General Institutes no longer holds any interest in Huanjiang Jintai.

There are two methods pursuant to which the state can sell its assets or equity interests1: public auction in a regulated equity bourse or a direct transfer agreement approved by the designated government agency. Relevant regulations are the PRC State-Owned Asset Law, item 54, which provides "Transfer of any state-owned assets should comply with the principles of being public, fair, and just and having valuable considerations" of section 5 "Transfer of State-owned assets" of Chapter 5 provides that: "In regards to material events of the Sponsor's equity interests in State-owned assets". Except for any government authorization on direct transfer agreement, the transfer of state-owned assets should be completed in a regulated equity bourse.

1 http://www.china.com.cn/policy/txt/2008-10/29/content_16680911_3.htm

With regards to the equity transfer of the Guangxi General Institutes’ interests in Huanjiang Jintai, the Company obtained the direct approval from the Guangxi Bureau, the governmental agency authorized by the Guangxi People’s Government to dispose and manage state-owned assets, that Guangxi General Institutes was authorized to transfer its 30% equity interests in Huanjiang Jintai to Kuizhong Cai. On July 13, 2000, Guangxi Province issued a document entitled “[2000] No. 135 Document of Gui Government Office”. It authorized the Guangxi Bureau to take charge of asset disposal and restructuring work for state-owned enterprises on behalf of the Guangxi People’s Government. To comply with regulations regarding the transfer of state-owned assets, the Guangxi General Institutes entrusted Guangxi Huaxin Assets Evaluation Ltd., an independent asset evaluation agency, to evaluate the fair value of its interests in Huanjiang Jintai. The fair value was RMB 3.5 million and Kuizhong Cai agreed to pay RMB 4.2 million which represented a 21% premium. On October 26, 2007, the Guangxi Bureau approved the equity transfer by issuing a reply entitled “[2007] No.162 Reply to Gui Land and Mine”. On November 8, 2007, the Guangxi General Institutes and Kuizhong Cai signed the equity transfer agreement. Since the equity was transferred through a direct transfer agreement approved by the designated government agency instead of public auction, there was no bidding process.

Dividend Policy, page 34

Comment
11.          We note your response to comment 24 from our letter dated September 10, 2010, and your added disclosure at page 34. Please also provide a page number reference to your risk factor disclosure regarding limitations on the payment of dividends.

Response:	The Company has included the page number reference to the relevant risk factor. Please see page 34 of the Registration Statement.

Management's Discussion and Analysis, page 38

Six months Ended September 30, 2010 Compared with Six months Ended September 30, 2009, page 38

Revenues, page 38

Comment
12.          We note your tabular disclosure of unit sales prices for most of your major products for the six months ended September 30, 2010 and September 30, 2009. We also note your disclosure of quantities of each product sold for the six months ended September 30, 2010. Please disclose the unit sales prices for all of your products sold, including oxidized ores and tailings for the six months ended September 30, 2010 and September 30, 2009, as well as the quantities of each product sold for the six months ended September 30, 2009.

Response:	The Company has included the requested disclosure in the Registration Statement. Please see pages 38 to 39 of the Registration Statement.

Cost of Goods Sold, page 39

Comment
13.          We note you attribute the decrease in your cost of goods sold for the six month period ended September 30, 2010 compared to 2009 to favorable product mix. Please tell us how you considered discussing the cost of goods sold separately for each product you sell.

Response:
The Company allocates cost of goods sold, or COGS, based on actual production cost occurred in all related production process links of each product: COGS of products from the smelter includes the following costs: stripping costs, ore expansion labor costs related to excavation of ore as well as smelter operation wages, electricity, water costs, transportation costs from mine to smelting facility, amortization of mine right costs, depreciation expenses of mine infrastructure costs as well as depreciation related to smelting facility. COGS of zinc/lead concentrates and tailings includes the following costs: stripping costs, ore expansion labor cost related to excavation of ore as well as smelter operation wages, electricity, water costs, transportation cost from mine to smelting facility, amortization of mine right costs, depreciation expense of mine infrastructure cost as well as depreciation related to concentrator facility as well as cost related to tailing deposit warehouse.

The Registration Statement has been modified to include a discussion of the cost of goods sold separately for each product the Company sells. Please see page 39 of the Registration Statement.

Income Tax, page 40

Comment
14.         We note your disclosure that income tax expense increased from $0.87 million for the six months ended September 30, 2009 to $2.41 million for the six months ended September 30, 2010. Please analyze the reasons for this material increase in income tax expense. In doing so, specify why your effective tax rate increased from approximately 13% for the six months ended September 30, 2009 to 21% for the six months ended September 30, 2010. As part of your response, please tell us how you considered whether such increase is a trend requiring additional disclosure pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Response:	The Registration Statement has been modified to clarify the reasons for the material change in Company’s income tax expense. Please see page 40 of the Registration Statement.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009, page 41

Revenues, page 41

Comment
15.          We note you present revenues for "Traditional Products" and "Tailings," whereas your discussion of revenues for the six month period ended September 30, 2010 compared to 2009 discusses revenues for each of your products on a disaggregated basis. Please explain to us why these two presentations differ. As part of your response, please describe to us in detail how you have considered the guidance in Section III.B. of SEC Release No. 33-8350.

Response:
The Company has distinguished between "Traditional Products" and "Tailings" in accordance with the guidance in Section III.B. of SEC Release No. 33-8350. Since the inception of the Company, tailings had not been saleable products until the recent rapid change in the market conditions and technology advancement allowed tailings to be further processed. Tailings are being re-discovered as a new revenue driver. In considering the guidance, the Company has identified this new key revenue driving factor, tailings, both from a financial and operating perspective. The Company has also mentioned material effects such as disclosing the decision to launch new saleable products, tailings, to adjust with the recent turbulent market conditions. The trend of selling tailings in the Company’s product mix will continue. The discussion of the reasons behind each increase or decrease in the accounts is also included in the MD&A section. Please see page 41 of the Registration Statement.

Comment
16.          We note your revised disclosure in response to prior comment 25, which indicates that the increase in sales of tailings resulted in increased revenues with a relatively small increase in cost of sales. Please clarify the specific costs that were reduced or eliminated as a result of your change in product mix. In doing so, please specify if there were changes to your headcount and or labor costs, as well as if you ceased depreciation on your land, plant, machinery and equipment to the extent they were not in use.

Response:
In connection with the increase in sales of tailings, there was no significant change in terms of the Company’s overhead costs because the average unit COGS only increased slightly from $55 in 2009 to $57 in 2010, representing a 5% increase. In terms of the selling price, its increase rate had been more or less the same as the cost of goods sold. In 2010, the Company’s selling price increased 8% from $102 to $110 per ton from year 2009 due to the fact that the tailings contained much richer material residues. In addition, the profit margin in tailings fell from 49% to 47% in 2009 and 2010. That indicated the Company’s profit margin had been maintained at a steady rate. However, the Company’s profit margin was only 36% in 2009 because it was offset by a lower profit margin in other products. In comparison to year 2010, the Company recorded 48% in profit margin as it focused its main revenue driver on tailings. As a result, the combined effect on product mix had a negative impact in the year 2009 which appeared as a big variance of profit margin between these two fiscal years.

Liquidity and Capital Resources, page 43

For the Fiscal Year Ended March 31, 2010, page 43

Cash and Cash Equivalents, page 43

Comment
17.          We note your disclosure that there was a decrease in operating cash flow in fiscal 2010 compared to fiscal 2009 due to an accounting error related to a balance sheet reclassification. Please clarify if you made similar reclassifications for all periods presented. In addition, please discuss the business reasons with respect to the changes in cash flows from related parties.

Response:
The Company has made similar reclassifications for all periods presented. With regard to the business reason for the changes in cash flows from related parties, it was due to the Company’s long-term business strategy to enhance its competitiveness. The Company has conducted several investments on fixed assets since 2009, including the acquisition of Duchuan Smelter, the expansion construction of tailing facilities, and the mine infrastructure maintenance and portal upgrade. In response to the large capital expenditure requirement, the Company carried out a moderate financing to related parties. The major parts of investments were conducted in 2009 and the Company conducted the rest in 2010. Therefore, there were two consecutive years where cash inflows from the related parties had a decreasing trend.

The Registration Statement has been modified in response to the comment.  Please see page 43 of the Registration Statement.

Comment	18.	We note your response to prior comment 32. With respect to the issuance of $10 million convertible notes, please tell us:

•             Why you did not record the funds held in escrow on your balance sheet as of September 30, 2010 and refer to ASC 210-45-4 when responding;

•             Why you recorded only $7 million of your $10 million debt obligation associated with the sale of the convertible notes; and

•             Provide us with your full accounting analysis under US GAAP for the notes and warrants issued.

Response
The funds held in the escrow account were not deposited into the escrow account untill early October 2010, and therefore the Company did not record this amount on its balance sheet as of September 30, 2010. The same reason applies to the convertible notes. The funds held in the escrow account were released on December 31, 2010.  The Company will present the $20 million proceeds from the convertible notes on its balance sheet for the third quarter of fiscal 2011.

The conversion price for the convertible notes is the same as the initial public offering price of the Company’s common stock. Assuming $5 is the IPO price, the Company will issue four million shares of common stock when the $20 million convertible notes are converted.  The convertible notes will automatically convert when the Registration Statement is effective. Therefore, the convertible notes remain as a long-term liability as of September 30, 2010.

The lender received the warrants, for no additional consideration and the exercise price is 110% of the IPO price of the Company’s common stock ($5.50). There will be 800,000 shares of common stock issued upon the exercise of the warrants. The warrants are exercisable within five years from their issuance. Since all warrants can only be exercised at 110% of the IPO price, these warrants were out-of-money when issued. Therefore, there were no fair value/warrant expenses that needed to be recorded as of September 30, 2010.

The Company has also revised the footnotes to the interim financial statements to address this comment.  Please see footnote no. 14 to the Company’s interim financial statements.

Net Cash Provided by Financing Activities, page 44

Comment	19. We note that you expect to receive $10,000,000 of convertible note proceeds from Mr. Zhong during the first week of December 2010. Please provide a relevant update in your next amendment.

Response:
The $10,000,000 proceeds of convertible note from Mr. Zhong were transferred to the Company on December 15, 2010. The Registration Statement has been modified in response to this comment. Please see page 44 of the Registration Statement.

Our History and Corporate Structure, page 52

Comment
20.          We note the diagram of your corporate structure indicates that Huanjiang Jinteng Mining Co., Ltd. is 80.26% owned by Kuizhong Cai. Please modify this diagram to reflect the equity owners of the remaining 19.74% interest in Huanjiang Jinteng Mining Co., Ltd.

Response:
The Company has modified this diagram to reflect the equity owners of the remaining 19.74% interest in Hunjiang Jinteng Mining Co., Ltd. as follows: Yuan Lin 6%; Hanping Zhang 5.74%; Zhaoming Cai 4% and Zhiming Jiang 4%. Please see pages 3 and 53  of the Registration Statement.

Our Mining and Processing Operations, page 57

Comment
21.          We note your response to comment [49] from our letter dated September 10, 2010, as well as your revised disclosure at page 57. However, it does not appear that you have disclosed in this section the output limitations contained in your mining license. Therefore we reissue prior comment [49]. In addition, please revise your cross reference to the risk factor addressing this issue to specifically indicate the caption and page number of the relevant risk factor. In the alternative, please explain why you believe that this information would not be material to investors considering the benefits and risks of your mining operations.

Response:
The Registration Statement has been modified to disclose the output limitation and to include a cross reference to the risk factor that discloses the output limitations in the Company’s mining license. In addition, the Company has revised the cross reference to the risk factor on the mining license to specifically indicate the caption and page number of the relevant risk factor. Please see page 57 of the Registration Statement.

Consolidated Statements of Operations for the Six Months Ended September 30, 2010, page Q-2

Comment
22.          We note you have presented earnings per share before non-controlling interest. Please clarify for us the nature of your non-controlling interest and where you have presented the non-controlling interest in your consolidated balance sheet and statement of stockholders' equity.

Response:	The Company has included updated interim financial statements to address this comment. There is no non-controlling interest on the income statement. Please see page Q-2 of the Registration Statement.

Comment
23.          Please tell us how you considered the disclosures required by ASC 260-10-50-1. In this regard, you have issued convertible notes and warrants, so it would appear you either have dilutive securities outstanding or such securities are currently anti-dilutive.

Response:
The diluted shares should be based on the possible dilution as of September 30, 2010. As of September 30, 2010, only 32 million shares of the Company’s common stock were outstanding. In addition, $10 million of convertible debt (convertible into two million shares of the Company’s common stock), and warrants to purchase 400,000 Shares of common stock were also outstanding. There were no other convertible securities, shares or warrants issued or outstanding as of September 30, 2010. The footnotes to the interim financial statement have been revised to address this comment. Please see page Q-21 of the Registration Statement.

Consolidated Statements of Cash flows for the Six Months Ended September 30, 2010, page Q-4

Comment
24.          Please clarify why your cash provided from convertible notes is reflected as $7 million rather than the $10 million received in connection with the financing. In doing so, refer to ASC 210-45-4 and clarify why you have not classified the $3 million held in escrow as restricted cash on your balance sheet and separately reflected this $3 million use of cash on your statement of cash flows.

Response:
For the funds held in the escrow account, $3 million did not go into the escrow account until early October 2010 and therefore the Company did not record the additional $3 million on its consolidated financial statements for the six months ended September 30, 2010.

Notes to interim Financial Statements, page Q-5

General

Comment
25.          We note that your effective tax rate changed during the six months ended September 30, 2010 compared to the six months ended September 30, 2009. Please disclose the reasons for the significant variation in the customary relationship between income tax expense and pre tax accounting income. Refer to ASC 740-270-50-1.

Response:
The reason for the material change in the Company’s income tax expense was due to the tax incentives enjoyed by Huanjiang Jintai in the Guangxi province in 2009. As for the six months ended September 30, 2009, all of the Company’s profits were contributed by Huanjiang Jintai, which enjoyed a favorable tax reduction benefit introduced by the State Administration of Taxation of Guangxi province to encourage companies engaged in the non-ferrous metals industry in the Zhuang autonomous region. Therefore, the effective tax rate for this period was about 14%. As for the six months ended September 30, 2010, the Company’s financial statements were consolidated from four legal entities, which included Huanjiang Jintai, Xiangguang, Jintai HK, and Jintai Mining Group, Inc. Since Xiangguang is located in Guangdong province, it did not enjoy any tax incentives and had a normal income tax rate of 25%. Hence, the effective tax rate increased to 21% approximately. In addition, the tax holiday ended on December 31, 2010, and from January 1, 2011, all income tax rates are at the level of 25%.

Income tax expense is calculated by multiplying income before income tax provision (pretax income), coupled with tax adjustments under provisions of PRC Income Tax Law, by the statutory income tax rate.

Notes to Financial Statements, page F-7

General

Comment
26.          We note your revised disclosure on page Q-23 in response to prior comment 74. The revised disclosure indicates that Huanjiang Jintai Mining Co Limited sold oxidized ore to Guangzhou Xiangguang Corporate Management Co. Ltd. Please clarify the business reasons why Guangzhou Xiangguang Corporate Management Co. Ltd purchases ore and indicate if this intercompany transaction is eliminated in the consolidated results of Jintai Mining Group Inc.

Response:
The Company owned Xiangguang through Jintai HK, its wholly-owned subsidiary, in order to control Huanjiang Jintai by a series of VIE contractual agreements. Under the provisions of the VIE agreements, Xiangguang is a company incorporated in the PRC as a wholly foreign owned enterprise, with its principle business as management consulting for metal mining industry and metal trading. It provides advice and assistance relating to the management, operations, business growth, and development of Huanjiang Jintai’s operating branches. In order to exercise Xiangguang’s operating control over Huanjiang Jintai, the management decided to transfer the external sales function from Huanjiang Jintai to Xiangguang gradually. This intercompany transaction was eliminated in the consolidated financial statements of Jintai Mining Group, Inc.

Comment
27.          We note your response to prior comment 75 which indicates that you revised the disclosure on page F-8. However, your amended filing does not appear to address our prior comment. We reissue prior comment 75 in its entirety. If you make changes in your disclosure when filing your amended report, please include the relevant changes in your response letter as well.

We did note your disclosure on page 75 which indicates that as a mining enterprise you are required to restore the land to a state appropriate for use by reclamation, re-planting trees or grasses or such other measures as are appropriate to the local conditions. Please clarify if these requirements are deemed asset retirement obligations and asset retirement costs in accordance with ASC 410-20-20. If applicable, tell us and disclose the amounts associated with your asset retirement obligations and asset retirement costs.

Response:
Pursuant to the relevant PRC legal requirements and regulations (‘‘Mineral Resources Law’’, “Land Administration Law of the PRC’’ and ‘‘Rules on Land Rehabilitation”), with respect to any damages caused to cultivated land, grassland or forest as a result of exploration or mining activities, mining companies shall pay a certain amount as an environment restoration deposit. The Company had paid a total deposit of USD$268,767 to Guangxi Zhuang Autonomous Region Department of Finance for such purpose. Based on management’s estimation, the environmental restoration expenditures would not be likely to exceed the amount the Company has paid. The Company does not account for it as an asset retirement cost or obligation since it is a relatively small amount compared to the Company’s revenue or profits. The Company will account for the actual expenditure as an expense when it is incurred and expects its effect on net profits will be negligible.

Inventories, page F-6

Comment
28.          We note your revised disclosure in response to prior comment 78 which specifies that ore at the mill inventory contains depreciation related to smelting facility. Please clarify why you capitalize depreciation of your smelting facility as part of the cost of ore at your mill as it appears from your filing that the costs of smelting is incurred after the ore has left the mill.

Response:	This footnote has been revised to address this comment. Please see pages F-6 to F-7 of the Registration Statement.

Comment
29.          We also note that you capitalize costs associated with tailing inventory. Please tell us how you assign value to the physical quantities of tailings inventory sold and remaining in ending inventory. In addition, please quantify the cost of inventory associated with the sale of 315,918 tons of tailings in fiscal 2010 as well as the total inventory cost remaining at March 31, 2010. Finally, please provide a reconciliation of your tons of tailings as of March 31, 2009 thru March 31, 2010. This reconciliation should include the beginning quantities, additional production, and quantities sold to arrive at total tons remaining in your tailings inventory. Please provide similar information for the six month period ended September 30, 2010.

Response:
The Company uses the moving weighted average method to assign value to the physical quantities of tailings inventory sold or remaining in the ending inventory. Please refer to the below table to understand how the Company quantifies the cost related to tailings.

Period		Quantities (Tons)	Total cost($)
For the year ended	Beginning balance	52,348	2,539,752
March 31, 2010	Additional production	355,673	20,501,558
	Quantities sold	315,918	18,049,139
	Remaining quantities	92,103	4,992,170
For the six	Beginning balance	92,103	4,991,983
months ended	Additional production	-	-
September 30,	Quantities sold	4,342.11	237,079
2010	Remaining quantities	87,761.34	4,844,426

According to Company’s policy, it conducts a physical count semi-annually, one month each of after the second and fourth quarters, to measure tailings quantities in the tailing containment facilities.

Accounts Receivable, page F-7

Comment
30.          We note your response to prior comment 79 does not appear to fully respond to our prior comment. Please tell us your basis for recording an allowance based on when a receivable is due. In this regard, your current disclosure implies you record an allowance for doubtful accounts at the time a sale is made based on the agreed payment terms at the outset of the arrangement.

Response:
The Company does not record its allowance for doubtful accounts receivable at the time a sale is made based on the agreed payment terms at the outset of the arrangement. The Company’s accounting policy for recording allowance for doubtful accounts receivable is determined on the basis of bad debts history which helps it to predict the probabilities of non-payment. Management’s accounting policy is that the Company records an allowance for accounts receivable due within certain periods from the latest fiscal year end of its accounting period. For accounts receivable due within one year from the latest fiscal year end, an amount of allowance is calculated as 5% for accounts receivable, 10% for those due from one to two years, and 15% for those due from two to three years.

Capitalized development and ore access costs, page F-7

Comment
31.          We note your revised disclosure in response to prior comment 80 which specifies that costs related to expansion of reserves is included in inventory. Please clarify the criteria you use to determine whether activities to expand reserves at your producing mines are exploration costs or development costs.

Response:	Exploration is the search for resources suitable for commercial exploitation. It includes:
• Researching and analyzing historic exploration data.
• Conducting topographical, geological, geochemical and geophysical studies.
• Exploratory drilling, trenching, and sampling.

Evaluation means determining the technical feasibility and commercial viability of a mineral resource:
• Determining volume and grade of deposits.
• Examining and testing extraction methods and metallurgical or treatment processes.
• Surveying transportation and infrastructure requirements.
• Conducting market and finance studies.

The Company expenses all exploration and evaluation costs as incurred.

Development means establishing access to the mineral reserve and other preparations for commercial production.
• Commencement - Phase commences when it is determined that commercially recoverable reserves exist (usually through completion of a feasibility study) and a decision is taken by management to develop the mine.
• Conclusion – This phase concludes upon the commencement of sustainable production from the resource.

Basic costs included in the development phase:
- Advance removal of overburden and waste rock.
- Infrastructure development (road building).
- Shaft sinking

Development costs are usually carried forward until the mine is commissioned (production begins) because the expenditure is for future benefit from the mineral extraction.
• Capitalized development costs are then amortized using the units-of-production
(UOP) method when the resources are mined.

Revenue Recognition, page F-8

Comment
32.          We note that you sell your products pursuant to contracts entered into with customers. Please disclose the mechanism in which pricing is determined for each of your major products and clarify if there are any changes to pricing after delivery has occurred. For example, clarify if revenue or receivables are adjusted for changes in spot or forward rates or if your customer determines the product did not meet the minimum grade required.

Response:
As for product pricing, the Company takes the following factors into consideration: the spot price from London Metal Exchange and Shanghai Metal Exchange, each product’s unit cost of goods sold, product grade and quality, quantity, delivery period, and payment terms. For each transaction, the Company negotiates with each customer to reach a mutually agreed price based on such factors. Quality and sales quantity are set forth in each sales contract. Both parties would appoint representatives to examine the products by taking sample tests before delivery at preset locations. Settlements will be made when both parties have mutual consents on the quantity and sampling test results on product quality presented by the Company. If a customer is unsatisfied with the sampling test result, he or she can request arbitration in the inspection station for metallurgical products of the local bureau of quality supervision. Under the terms and conditions in the Company’s sales contracts, if the arbitration result is within a ±0.5% margin of error, the Company can use its sampling test results for transaction settlements. When the error is beyond this range, the inspection station’s result will be used and the Company will rearrange the price based on such result. Delivery would occur only when both parties have mutually consented to the quality and quantity and therefore, there would not be any pricing changes after delivery has occurred.

Foreign Currency Translation, page F-9

Comment
33.          We note your response to prior comment 81 which specifies that your amended filing was modified in response to this comment. However, the related disclosure in your amended filing remains unclear. Please clarify your existing disclosure which specifies that monetary assets and liabilities denominated in currencies other than the US Dollar are translated at exchange rates on the balance sheet date and recorded in other comprehensive income. Please consider disclosing your accounting treatment for translating monetary assets and liabilities denominated in currency other than your functional currency in lieu of disclosing your policy of translation monetary assets and liabilities denominated in a currency other than the US Dollar. Refer to ASC 830-20-35-1.

Response:	The footnote has been revised to address this comment. Please see page F-9 of the Registration Statement.

Note 6 Other Receivables, page F-12

Comment
34.          We note your revised disclosure in response to prior comment 83. Please clarify why you provide employee advances to sales personnel to procure raw materials. In addition, please clarify if you expense or capitalize the amounts advanced to your sales and procurement personnel and subsequently spent.

Response:
The footnote has been revised to address this comment. The Company provides employee advances to procurement personnel for down payments on raw materials procurement. By the time the procurement is fully completed, the Company capitalizes such employee advances as ‘Inventory’ on its balance sheet. Please see page F-12 of the Registration Statement.

Note 13 Income Taxes, page F-14

Comment:
35.          We note the revised changes made to your amended filing in response to prior comment 85 whereby you disclosed that from 2004 to 2010, you were subject to a preferential tax policy. Please disclose the aggregate dollar and per share effects of this tax holiday and briefly describe the factual circumstances including the date on which the special tax status will terminate. Refer to SAB Topic 11C.

Response:
The aggregate preferential tax amount from 2004 to 2010 is $5,956,061. The per share effect due to the tax incentives before dilution is $0.19 and $0.18 after dilution. From January 1, 2004 to December 31, 2006, the Company was exempt from the corporate income tax; from January 1, 2007 to December 31, 2010, the Company enjoyed a preferential corporate income tax rate of 15%. The tax holiday terminated on December 31, 2010. From January 1, 2011, the tax rate will be 25%.

Note 14 Capital Transaction, page F-16

Comment
36.         We note your revised disclosure in response to prior comment 87 which specifies that Kuizhong Cai owns 95% registered capital of Huanjiang Jinteng Mining Co., Ltd. In addition, the tabular disclosure implies that Huanjiang Jinteng Mining Co., Ltd owns 76.67%, and Shaoguan Jinteng Mining Co. owns 23.33% of the equity interests in your operating entity, Huanjiang Jintai Mining Co, Ltd. Please reconcile these disclosures to the following:

•               The diagram on page 53 and elsewhere in your filing which indicates that Kuizhong Cai, owns 80.26% of Huanjiang Jinteng Mining Co., Ltd; and

•               The diagram on page 53 and elsewhere in your filing which indicates that your operating entity, Huanjiang Jintai Mining Co. Ltd,. is 100 owned by Huanjiang Jinteng Mining Co., Ltd.

Response:
As this Note is part of the financial statements for the period ending March 31, 2010, it describes the then-current state of affairs. As of March 31, 2010, Kuizhong Cai owned 95% of the registered capital of Huanjiang Jinteng Mining Co., Ltd., and Huanjiang Jinteng Mining Co., Ltd owned 76.67%, and Shaoguan Jinteng Mining Co. owned 23.33% of the equity interests in the operating entity, Huanjiang Jintai Mining Co, Ltd. On July 26, 2010, Shaoguan Jinteng Mining Co. transferred all its equity interest in Huanjiang Jintai Mining Co, Ltd. to Huanjiang Jinteng Mining Co., Ltd, resulting in the latter owning 100% of Huanjiang Jintai Mining Co, Ltd. The Company has added date qualifiers on page F-16 of the Registration Statement to clarify the ownership interest.

Note 16 Segment Information, page F-17

Comment:
37.          We note your response to prior comment 88 which specifies that your chief operating decision maker does not receive segregated information regarding exploration, mining and smelting and key decisions are made on the entity as a whole. However, we note that you have adjusted your strategy based on changing market conditions. In this manner, we note that you temporarily discontinued the sale of zinc dust and sand, sulfuric acid, zinc oxide, lead and zinc concentrates and pyrites. Instead, you processed raw ores for other smaller mining companies and focused on the sale of tailings as your main revenue driver. Please clarify how your chief decision maker was able to make these business and economic decisions without reviewing specific financial information on the various activities, such as mining, milling, and smelting, conducted in your vertically integrated company. We reissue prior comment 88 in its entirety. As part of your response, please provide us all of the reports and results reviewed by your chief operating decision maker.

Response:
Since the Company has a complete production chain beginning from the most upper part of mine extraction to delivery of refined zinc products from the smelter, the Company runs its business in a vertically integrated business model. In year 2009, because of the financial crisis and non-ferrous metal market’s turmoil, the market price for refined zinc and lead products reached the bottom in recent years. By taking the two major pricing factors into consideration, spot prices (market prices) from the London Metal Exchange and the Shanghai Metal Exchange and unit cost of goods sold for each product, its chief operating decision maker determined that market prices were far below its unit cost of goods sold, which would lead to a negative profit if the Company continued the sales of zinc and lead related products. In response to this abnormal situation, the Company’s chief operating decision maker decided to change its business strategy by switching the sales to tailings temporarily, which could generate favorable positive profits in year 2009, and postponing the sales of zinc and lead related products until the market rebounded. Such decision was not made by reviewing separately specific financial information on mining, leaching or smelting but instead on a whole picture of its operations.

The Company’s chief decision maker is a committee that is comprised of  the president and other key persons in the management team. They review break even analysis reports and review periodically the spot price from the London Metal Exchange and Shanghai Metal Exchange to make operating decisions.

Comment:	38. We note you sell a number of different products due to your vertically integrated nature. Please tell us how you considered the product disclosures required by ASC 280-10-50-40.

Response:
Since the Company has a complete production chain beginning from the most upper part of mine extraction to delivery of refined zinc products from the smelter, it runs its business in a vertically integrated business model. In year 2009, because of the financial crisis and non-ferrous metal market’s turmoil, the market price for refined zinc and lead products reached the bottom in recent years. By taking the two major pricing factors into consideration, spot prices (market prices) from the London Metal Exchange and Shanghai Metal Exchange and unit cost of goods sold for each product, the Company’s chief operating decision maker found out that market prices were far below its unit cost of goods sold, which would lead to a negative profit if it continued the sales of zinc and lead related products. In response to this abnormal situation, the Company’s chief operating decision maker decided to change the business strategy by switching the Company’s sales to tailings temporarily, which could generate favorable positive profits in year 2009, and by postponing the Company’s sales of zinc and lead related products until the market rebounded. Such decision was not made by reviewing separately individual financial information on mining, leaching or smelting but on a whole picture of its operations.

On the other hand, the Company produces a series of refined zinc and lead products with raw materials from its ore mine through extraction, leaching and smelting, which are integral parts of its integrated business operation. Run-of-mine ores from its mine are raw materials for the concentrators and products from the concentrators become raw materials for the smelter to produce refined zinc and lead products. During this processing, the Company also produces sulfuric acid, electric dust and sand and pyrites as well. There is no individual external sales department for each operating entity and its profit and loss is not reported separately. The Company records its profit and loss as a whole group. We respectfully submit that it is impracticable to conduct segment disclosure for the Company.

Exhibit 99.1

Comment
39.          We note that paragraph 20 of PRC counsel's opinion states that the opinion is "strictly confined to [the company's] use" and "shall not be quoted... or ... referenced. without [Dacheng's] express prior written consent." Such language suggests that investors are not entitled to rely on the opinion. Please obtain and file a revised opinion that does not include such limitations on reliance, or explain why they are necessary and appropriate.

Response:	As per our discussion with Mr. Lucas, the Company has filed a revised opinion as Exhibit 99.1 to the Registration Statement that does not include such limitations on reliance.

Engineering Comments

Comment
40.          We note your response to prior comment 92, in particular your inclusion of a technical report as part of your filing. It appears that you have not filed a complete report. Please refile this report in its entirety. In addition please provide us with a description of all your metallurgical processes and facilities along with your operational costs, capital costs, and cash flow analysis along with your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) and (b) of Regulation C. The information requested includes, but is not limited to:

•               Property and geologic maps

•               Description of your sampling and assaying procedures

•               Drill-hole maps showing drill intercepts

•               Representative geologic cross-sections and drill logs

•               Description and examples of your cut-off calculation procedures

•               Cutoff grades used for each category of your reserves and resources

•               Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•               A detailed description of your procedures for estimating reserves

•               Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•               A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:	The Company acknowledges this comment and will provide the appropriate disclosure in a subsequent amendment to the Registration Statement.

Comment
41.          We note your response to prior comment 94 disclosing your salable products and unit prices received on pages 56 and 57. Please present in a tabular format, your annual mine production for the last three years, detailing the tonnage and grade for your Shangchao mine, the ore purchased from other mines in which you brokered and/or processed their ores, and your sales to other concentrators which may have processed your ores. In addition, please include your concentrator production in a separate table which shows the ore processed by each of your concentrators illustrating the received tonnage and grade, separately showing your internal sources and external ore sources, the resulting concentrate tonnage and grade, and any tailings sold for the last three years. In a third table please present the annual smelter production, showing your internal and external concentrate sources, their respective tonnage and grade and your resulting salable products for the last three years.

Response:	The Company acknowledges this comment and will provide an answer in a subsequent amendment to the Registration Statement.

Comment
42.          We note your response to prior comment 101 and your revision to your amended filing regarding your tailings facilities which have a capacity of 300 and 600 cubic meters. Please clarify that the Yagang Concentrator has an ultimate tailings capacity of 600,000 cubic meters, the Xingda Concentrator has an ultimate capacity of 300,000 cubic, and your planned new tailings facility will have an ultimate capacity of 600,000 cubic meters.

Response:
The Company confirms that the Yagang Concentrator has an ultimate tailings capacity of 600,000 cubic meters, the Xingda Concentrator has an ultimate capacity of 300,000 cubic meters, and the planned new tailings facility will have an ultimate capacity of 600,000 cubic meters and has revised the Registration Statement accordingly. Please see Page 69 of the Registration Statement.

Ore Mine Operations, page 58

Comment
43.          The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Response:	The Company acknowledges this comment and will provide an answer in a subsequent amendment to the Registration Statement.

Comment	44. We note your ore reserves are calculated as of June 30, 2010. Please report your reserves so as to coincide with your fiscal year end.

Response:	The Company acknowledges this comment and will provide an answer in a subsequent amendment to the Registration Statement.

Tailings, page 68

Comment
45.         We note you use the term leaching in describing your tailings products. Please clarify that your tailings material is the residual gangue/waste product resulting from your concentrating activities and not slag from your smelting operations. In addition, please explain how your leaching operations are related to your other processing facilities.

Response:
Tailings are residual gangue product resulting from the Company’s concentrating activities and not slag from its smelting operations. The Company has revised the Registration Statement to make this clarification and to include a discussion of how its leaching operations are related to the other processing facilities. Please see page 68 of the Registration Statement.

**************

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.